FORM U-3A-2

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Statement by Holding Company Claiming Exemption Under

Rule U-2 from the Provisions of the Public

Utility Holding Company Act of 1935

INTERMOUNTAIN INDUSTRIES, INC.

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP

FEBRUARY 28, 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-3A-2	FILE NO. 0-8763

Statement by Holding Company Claiming Exemption Under
Rule U-3A-2 from the Provisions of the Public
Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

INTERMOUNTAIN INDUSTRIES, INC.
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

        1.    Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest.

          (a)  Intermountain Industries, Inc. ("the Company") is incorporated under the laws of the State of Idaho, with its principal office in Boise, Idaho. It is a holding company and neither owns nor operates any physical properties. The Company is the owner of all of the outstanding common stock of its subsidiaries, Intermountain Gas Company, III Exploration Company, InterWest Capital, Inc., and III Argentina Company.

          (b)  Century Partners—Idaho Limited Partnership ("Century Partners—Idaho") is a limited partnership organized under the laws of the State of Idaho, with its principal offices in Darien, Connecticut. It was organized primarily to hold the outstanding securities of the Company and any successor corporation. Century Partners—Idaho has no operations other than investing in the securities of the Company.

          (c)  Intermountain Gas Company ("Intermountain"), incorporated under the laws of the State of Idaho, is a natural gas distribution company engaged in the transmission, transportation and sale of natural gas solely within the State of Idaho, primarily in the Snake River Valley.

          (d)  III Exploration Company ("Exploration") was incorporated in October 1992 under the laws of the State of Idaho. Exploration was formed for the purpose of exploring for and developing natural gas and oil deposits. In December of 2000, Exploration completed the acquisition of 100% of the stock of Petroglyph Energy, Inc. ("Petroglyph"). Petroglyph is an Idaho corporation organized to acquire, explore for, produce and sell oil and natural gas. On September 29, 2001, the Exploration entered into a transaction in which virtually all of the oil and gas property and equipment was transferred to III Exploration II Limited Partnership ("Exploration Partnership"). Petroglyph is the sole general partner and the Class A Limited Partner of Exploration Partnership. As the sole general partner, Petroglyph exercises control over the operations and governance of Exploration Partnership. Industries is a Class B Limited Partner of Exploration Partnership. Exploration Partnership is consolidated into Exploration.

          (e)  InterWest Capital, Inc. ("InterWest") was incorporated under the laws of the State of Idaho in December 1990 for the purpose of investing in non-energy related assets, principally in the Rocky Mountain and Intermountain areas.

          (f)    III Argentina Company ("Argentina") was incorporated under the laws of the State of Idaho in October 1992. Argentina and its subsidiary, GISA, were formed for the purpose of participating in the privatization of certain natural gas distribution companies by the Argentine government. On November 30, 1992, the Company filed with the Securities and Exchange

  Commission the applicable certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935. The Company did not acquire any of the Argentine properties and neither Argentina nor GISA have any operations or property.

        2.    A brief description of the properties of the claimant and its subsidiary public utility company used for the generation, transmission, and distribution of electric energy for sale or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiary are organized and all transmission lines or pipelines which deliver or receive electric energy or gas at the borders of such State.

          (a)  Claimant neither owns nor operates any physical properties.

          (b)  Intermountain's properties, used for the transmission and distribution of natural gas, are located solely within the State of Idaho. As of December 31, 2002, such property included office buildings, warehouses, and approximately 9,149 miles of transmission, distribution, and service lines which connect with the transmission system of Intermountain's pipeline supplier to 241,000 meters installed on customer premises. In addition, Intermountain owns and operates a liquefied natural gas ("LNG") peak-shaving plant which includes liquefaction, storage, and regasification facilities. The facility has a total LNG storage capacity of 6,000,000 therms which can be regasified at a rate of 600,000 therms per day.

          (c)  Neither the claimant nor its subsidiary public utility company owns, operates or uses any generating station, transmission lines, producing fields, or electric or gas distribution facilities outside the State in which it is organized, nor any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of any such State.

        3.    The following information for the last fiscal year with respect to claimant and its subsidiary public utility company:

          (a)  Number of kWh of electric energy sold (at retail or wholesale) and therms of natural or manufactured gas distributed at retail:

      Electric Sales—None

      Natural Gas Distributed or Transported—507,602,000 Therms

          (b)  Number of kWh of electric energy and therms of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

      None

          (c)  Number kWh of electric energy and therms of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

      None

          (d)  Number of kWh of electric energy and therms of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

      Electric energy purchased—None

      Natural gas purchased—259,128,000 Therms

        4.    The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      None

          (b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      None

          (c)  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      None

          (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      None

          (e)  Identify any service, sales or construction contract between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement.

      None

EXHIBIT A

        A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year are attached.

EXHIBIT B

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

      None

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2003.

INTERMOUNTAIN INDUSTRIES, INC.
Attest:	By	/s/ PAUL R. POWELL Paul R. Powell Senior Vice President and Chief Financial Officer

/s/ JAMES E. SIMMERMAN James E. Simmerman
Assistant Secretary and Assistant Treasurer

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
Attest:	By	/s/ RICHARD HOKIN Richard Hokin General Partner

/s/ MARK R. GELFELD Mark R. Gelfeld Controller

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

    Paul R. Powell
    Senior Vice President and Chief Financial Officer
    Intermountain Industries, Inc.
    PO Box 7608
    Boise, ID 83707-1608

EXHIBIT A

(Pages 1 through 7)

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company
OPERATING REVENUES	$—	$214,134
COST OF SALES	—	146,501

GROSS MARGIN	—	67,633

OPERATING EXPENSES:
Operation and maintenance	1,621	35,083
Depreciation, amortization and depletion	756	12,782
General taxes	—	3,233

	2,377	51,098

OPERATING INCOME	(2,377)	16,535

OTHER INCOME (EXPENSE), NET:
Equity in earnings of subsidiary companies	13,674	—
Other, net	543	(172)

	14,217	(172)

GROSS INCOME	11,840	16,363
INTEREST CHARGES	432	4,356

NET INCOME BEFORE TAXES	11,408	12,007
INCOME TAX EXPENSE (BENEFIT)	(872)	6,852

NET INCOME BEFORE MINORITY INTEREST	12,280	5,155
MINORITY INTEREST	—	—

INCOME BEFORE DISCONTINUED OPERATIONS AND CHANGE IN ACCOUNTING METHOD	12,280	5,155
Loss from discontinued operations	—	—
Gain on disposal of assets	—	—

INCOME BEFORE CHANGE IN ACCOUNTING METHOD	12,280	5,155
Change in accounting method	—	—

NET INCOME	12,280	5,155

Less dividends on common stock	2,002	6,000
Other comprehensive income	(1,443)	—
RETAINED EARNINGS —
DECEMBER 31, 2001	124,147	53,458

RETAINED EARNINGS —
DECEMBER 31, 2002	$132,982	$52,613

III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclassifications and Eliminations	Consolidated
$10,719	$118	$—	$224,971	$(118)	$224,853
6,176	—	—	152,677	—	152,677

4,543	118	—	72,294	(118)	72,176

2,568	(280)	—	38,992	(118)	38,874
1,569	—	—	15,107	—	15,107
633	—	—	3,866	—	3,866

4,770	(280)	—	57,965	(118)	57,847

(227)	398	—	14,329	—	14,329

—	—	8,982	22,656	(22,656)	—
(2,288)	(300)	6	(2,211)	—	(2,211)

(2,288)	(300)	8,988	20,445	(22,656)	(2,211)

(2,515)	98	8,988	34,774	(22,656)	12,118
533	(14)	6	5,313	—	5,313

(3,048)	112	8,982	29,461	(22,656)	6,805
(3,386)	50	—	2,644	—	2,644

338	62	8,982	26,817	(22,656)	4,161
129	—	—	129	—	129

467	62	8,982	26,946	(22,656)	4,290
26	—	—	26	—	26
14,621	—	—	14,621	—	14,621

15,114	62	8,982	41,593	(22,656)	18,937
—	(6,639)	—	(6,639)	—	(6,639)

15,114	(6,577)	8,982	34,954	(22,656)	12,298

29,800	—	—	37,802	(37,263)	539
(1,118)	—	—	(2,561)	1,118	(1,443)
4,469	58	89,128	271,260	(147,113)	124,147

$(11,335)	$(6,519)	$98,110	$265,851	$(131,388)	$134,463

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET—ASSETS
DECEMBER 31, 2002

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company
PROPERTY, PLANT, AND EQUIPMENT:
Utility plant	$—	$324,485
Less accumulated depreciation	—	166,544

	—	157,941

Oil and gas property	—	6
Less accumulated depreciation & depletion	—	6

	—	—

INVESTMENTS AND OTHER ASSETS:
Investment in affiliates	147,073	—
Other	863	297

	147,936	297

CURRENT ASSETS:
Cash and temporary cash investments	76	1,753
Accounts receivable, less reserves	120	15,329
Accounts receivable from affiliates	3,062	16
Cost of gas delivered but unbilled	—	6,654
Natural gas in storage	—	4,560
Materials and supplies	—	1,320
Income tax receivable	2,517	—
Prepayments	—	657
Deferred gas costs	—	1,895
Other current assets	—	2,799

	5,775	34,983

DEFERRED CHARGES:
Unamortized debt expense	—	1,152
Deferred income taxes	—	—
Other	2,014	—

	2,014	1,152

	$155,725	$194,373

III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclassifications and Eliminations	Consolidated
$—	$—	$—	$324,485	$—	$324,485
—	—	—	166,544	—	166,544

—	—	—	157,941	—	157,941

78,414	15	—	78,435	—	78,435
18,180	15	—	18,201	—	18,201

60,234	—	—	60,234	—	60,234

—	—	99,472	246,545	(246,545)	—
1,033	—	—	2,193	—	2,193

1,033	—	99,472	248,738	(246,545)	2,193

244	63	3	2,139	—	2,139
2,322	353	—	18,124	—	18,124
—	200	—	3,278	(3,278)	—
—	—	—	6,654	—	6,654
100	—	—	4,660	—	4,660
1,096	—	—	2,416	—	2,416
1,380	—	—	3,897	—	3,897
128	—	—	785	—	785
—	—	—	1,895	—	1,895
—	—	—	2,799	—	2,799

5,270	616	3	46,647	(3,278)	43,369

—	—	—	1,152	—	1,152
13,478	4,415	—	17,893	—	17,893
—	—	—	2,014	—	2,014

13,478	4,415	—	21,059	—	21,059

$80,015	$5,031	$99,475	$534,619	$(249,823)	$284,796

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET—CAPITALIZATION AND LIABILITIES
DECEMBER 31, 2002

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company
CAPITALIZATION:
Common stock	$3,865	$1,513
Note receivable from shareholder	(400)	—
Premium on common stock	—	14,809
Treasury stock, at cost	(1,755)	—
Other comprehensive income	(1,443)	—
Retained earnings	134,425	52,613

	134,692	68,935
Long-term debt	12,600	65,000

	147,292	133,935

PARTNERS' CAPITAL	—	—

MINORITY INTEREST	—	—

CURRENT LIABILITIES:
Notes payable to affiliates	—	—
Accounts payable	—	24,974
Accounts payable to affiliates	200	2,692
Interest	49	1,222
General taxes	—	4,104
Income taxes	—	734
Fair value of hedging instruments	—	1,599
Other current liabilities	—	967

	249	36,292

DEFERRED CREDITS:
Deferred income taxes	1,957	7,279
Unamortized investment tax credits	—	5,882
Regulatory liability — deferred income taxes	—	3,385
Customer advances for construction	—	2,304
Other	6,227	5,296

	8,184	24,146

	$155,725	$194,373

III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclassifications and Eliminations	Consolidated
$7,550	$1	$—	$12,929	$(12,929)	$—
—	—	—	(400)	400	—
46,431	11,500	—	72,740	(72,740)	—
—	—	—	(1,755)	1,755	—
(1,118)	—	—	(2,561)	2,561	—
(10,217)	(6,519)	—	170,302	(170,302)	—

42,646	4,982	—	251,255	(251,255)	—
—	—	—	77,600	—	77,600

42,646	4,982	—	328,855	(251,255)	77,600

—	—	99,456	99,456	(679)	98,777

849	—	—	849	35,900	36,749

30,511	—	—	30,511	(30,511)	—
3,451	—	19	28,444	—	28,444
386	—	—	3,278	(3,278)	—
—	—	—	1,271	—	1,271
101	—	—	4,205	—	4,205
—	49	—	783	—	783
1,841	—	—	3,440	—	3,440
230	—	—	1,197	—	1,197

36,520	49	19	73,129	(33,789)	39,340

—	—	—	9,236	—	9,236
—	—	—	5,882	—	5,882
—	—	—	3,385	—	3,385
—	—	—	2,304	—	2,304
—	—	—	11,523	—	11,523

—	—	—	32,330	—	32,330

$80,015	$5,031	$99,475	$534,619	$(249,823)	$284,796

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2002

1.
Minority shareholders hold 26.8% of the Company's outstanding common stock.